UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Net Talk.Com, Inc.
————————————————————————————————————
(Name of Issuer)

Common Stock, $0.001 par value per share
————————————————————————————————————
(Title of Class of Securities)

64112B10
————————————————————————————————————
(CUSIP Number)

Shad Stastney
Vicis Capital, LLC
445 Park Avenue, Suite 1901
New York, NY 10022
(212) 909-4600
————————————————————————————————————
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011
————————————————————————————————————
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

CUSIP No. 64112B10

1.	Names of Reporting Persons.

Vicis Capital, LLC
45-0538105
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power

NUMBER OF		90,859,612
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH	9.	Sole Dispositive Power
REPORTING
PERSON WITH		90,859,612
	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

90,859,612

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

87.3%
14.	Type of Reporting Person (See Instructions)

IA

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Net Talk.Com, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 1100 NW 163rd Drive, Miami, Florida 33169.

Item 2.   Identity and Background

(a)
The name of the reporting person is Vicis Capital, LLC (“Vicis”).  All 90,859,612 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor.   Vicis may be deemed to beneficially own such 90,859,612 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, Suite 1901, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Fund.

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital, LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

The business address of each of the Insiders is 445 Park Avenue, Suite 1901, New York, NY 10022. To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired from the Issuer (1) 300 shares of the Issuer’s 12% Series A Convertible Preferred Stock (the “Series A Preferred Stock”) convertible into 12,000,000 shares of Common Stock; (2) Series D Common Stock Purchase Warrants to purchase an aggregate of 36,800,000 shares of Common Stock at an exercise price of $0.50 (the “Series D Warrants”); and (3) certain 12% Senior Secured Convertible Debentures in the aggregate principal amount of $4,998,773 and convertible into 19,995,092 shares of Common Stock (the "Senior Secured Convertible Debentures"). The Certificate of Designation (the “Certificate of Designation”) designating the Series A Preferred Stock contained certain conversion caps that prevented the Fund from converting the Series A Convertible Preferred Stock into Common Stock by the holder if such conversion would result in the holder thereof owning greater than 4.99% of the Common Stock, subject to waiver by the holder upon 61 days’ notice to the Issuer; each of the Series D Warrants and Senior Secured Convertible Debentures contained similar conversion caps.

As part of a series of transactions closing on June 30, 2011, the Issuer amended and restated its Certificate of Designation for the Series A Preferred Stock and amended and restated each of the Series D Warrants to, among other changes, remove all conversion caps contained in the Certificate of Designation and the Series D Warrants, respectively.  As a result of such amendments and restatements, the Fund is eligible to immediately convert, without limitation, any or all shares of such Series A Preferred Stock held by it into shares of Common Stock in accordance with the terms contained in the Certificate of Designation and to immediately exercise, without limitation, any or all of the Series D Warrants into shares of Common Stock, but has not so converted or exercised, as the case may be, any of the Series A Preferred Stock or Series D Warrants as of the date hereof. As a result of these amendments and restatements, Fund is deemed to beneficially own all 12,000,000 shares of Common Stock underlying the Series A Preferred Stock and all 36,800,000 shares of Common Stock underlying the Series D Warrants.

As part of a series of transactions closing on June 30, 2011, at the request of the Issuer, the Fund converted the Senior Secured Convertible Debentures into 19,995,092 shares of Common Stock at a conversion price of $0.25 per share subject to and upon waiver by the Issuer of all ownership caps contained in the Senior Secured Convertible Debentures. As additional consideration for the Fund agreeing to effect such conversion, the Issuer issued to the Fund a Series E Warrant to purchase up to an aggregate of 1,000,000 shares of Common Stock at an initial exercise price of $0.50 per share (a “Series E Warrant” and together with the other Series E Warrant issued of even date therewith, the “Series E Warrants”).

As part of a series of transactions closing on June 30, 2011, in conjunction with the issuance by the Issuer to the Fund of a certain 12% Senior Secured Debenture in the principal amount of $5,266,130 due July 1, 2013, the Fund acquired a Series E Warrant to purchase up to an aggregate of 21,064,520 shares of Common Stock from the Issuer.

As a result the above transactions, when the shares of Common Stock acquired by the Fund upon conversion of the Senior Secured Convertible Debentures are aggregated with the shares of Common Stock underlying the Series A Preferred Stock, the Series D Warrants, and the Series E Warrants, Vicis may be deemed to beneficially own 90,859,612 shares of Common Stock.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the shares of Common Stock, the Series A Preferred Stock, the Series D Warrants, and the Series E Warrants, of the Issuer for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

As permitted by law, Vicis may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, on behalf of the Fund, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

 Item 5.  Interest in Securities of the Issuer

(a)
All 90,859,612 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital, LLC acts as investment advisor.  Vicis Capital, LLC may be deemed to beneficially own such 90,859,612 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital, LLC.  The voting and dispositive power granted to Vicis Capital, LLC by Vicis Capital Master Fund may be revoked by the Fund upon 90 days’ prior written notice at the end of any one-year term of the investment advisory agreement by and between the trustee of the Fund and Vicis.  Vicis Capital, LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 90,859,612 shares of Common Stock represent approximately 87.3% of the Issuer’s outstanding Common Stock (based upon the number of shares of Common Stock outstanding at May 16, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended March 31, 2011).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock in the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.    Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit A
Securities Purchase Agreement by and between Net Talk.Com, Inc. and Vicis Capital Master Fund dated June 30, 2011 (incorporated herein by reference to Exhibit 99.3 to Form 8-K filed by Net Talk.Com, Inc. on July 1, 2011)

Exhibit B	Second Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 99.2 to Form 8-K filed by Net Talk.Com, Inc. on July 1, 2011)

Exhibit C	Second Amended and Restated Security Agreement (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed by Net Talk.Com, Inc. on July 1, 2011)

Exhibit D	12% Senior Secured Debenture in the amount of $5,266,130 (incorporated herein by reference to Exhibit 99.7 to Form 8-K filed by Net Talk.Com, Inc. on July 1, 2011)

Exhibit E	Form of Amended and Restated Series D Common Stock Purchase (incorporated herein by reference to Exhibit 99.4 to Form 8-K filed by Net Talk.Com, Inc. on July 1, 2011)

Exhibit F	Series E Common Stock Purchase Warrant (Warrant No. E-1 and E-2) (incorporated herein by reference to Exhibits 99.5 and 99.6 to Form 8-K filed by Net Talk.Com, Inc. on July 1, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2011

By:	/s/ Andrew Comito
Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital, LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital, LLC with respect to The Amacore Group, Inc. on October 1, 2009.